SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           June 30, 2007
                           -----------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-50592

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Kaiser Federal Bank Employees' Savings & Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  K-Fed Bancorp
                              1359 N. Grand Avenue
                          Covina, California 91724-1016

Kaiser Federal Bank
Employees' Savings and Profit Sharing Plan
Financial Statements
June 30, 2007 and 2006

                                TABLE OF CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS................................2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS......................3

NOTES TO FINANCIAL STATEMENTS..................................................4

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...............9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Plan Administrator of


Kaiser Federal Bank Employees'
  Savings and Profit Sharing Plan
Covina, California

We have audited the accompanying statements of net assets available for benefits of Kaiser Federal Bank Employees' Savings and Profit Sharing Plan ("the Plan") as of June 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended June 30, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended June 30, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.


                                       /s/ Crowe Chizek and Company LLP
                                       --------------------------------
                                       Crowe Chizek and Company LLP


Oak Brook, Illinois
April 11, 2008


                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             JUNE 30, 2007 AND 2006
------------------------------------------------------------------------------------------------------------------


                                                                            2007                      2006
                                                                    ----------------------     -------------------

Assets:

Investments, participant directed, at fair value                        $    4,134,640             $    3,612,675
Loans receivable                                                                91,564                     84,873
                                                                    ----------------------     -------------------
                                                                             4,226,204                  3,697,548
                                                                    ----------------------     -------------------
Accrued income                                                                     203                        120
                                                                    ----------------------     -------------------
               Total assets                                                  4,226,407                  3,697,668
                                                                    ----------------------     -------------------
Liabilities:

Accrued expenses                                                                   520                      1,581
                                                                    ----------------------     -------------------


               Net Assets Available for Benefits                        $    4,225,887             $    3,696,087
                                                                    ======================     ===================


       The accompanying notes are an integral part of these statements.       2


                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 2007
-------------------------------------------------------------------------------------------------------------------




Additions to net assets attributable to:

     Income:
       Net appreciation in fair value of investments                                                $     368,709
       Interest and dividends on investments                                                               44,992
       Interest from participant loans                                                                      5,070
                                                                                               ---------------------
                                                                                                          418,771
     Contributions:
       Employee                                                                                           356,771
       Employer                                                                                           115,573
       Rollovers                                                                                            9,220
                                                                                               ---------------------
                                                                                                          481,564
                                                                                               ---------------------
       Total additions                                                                                    900,335

Deductions to net assets attributable to:

     Benefits paid to participants                                                                        331,398
     Administrative expenses                                                                               35,435
     Other                                                                                                  3,702
                                                                                               ---------------------
       Total deductions                                                                                   370,535
                                                                                               ---------------------
       Net increase                                                                                       529,800

Net Assets Available for Benefits:

       Beginning of year                                                                                3,696,087
                                                                                               ---------------------
       End of year                                                                                  $   4,225,887
                                                                                               =====================


        The accompanying notes are an integral part of this statement.        3

                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN
     -------------------

     The following brief description of the Kaiser Federal Bank Employees' Savings and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended in its entirety effective January 1, 2001.

     General: The Plan is a voluntary defined contribution plan for all eligible employees of Kaiser Federal Bank (the "Bank"), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions: The Plan allows participants to contribute up to a maximum of 15% of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributes a discretionary matching contribution equal to 50% of the first 10% of an employee's compensation. Additional profit sharing amounts may be contributed at the option of the Bank's Board of Directors. The Plan did not make any profit sharing contributions for the year ended June 30, 2007.

     Participant Accounts: Each participant's account is credited with the participant's contribution and the Bank's matching and profit sharing contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

     Payment of Benefits: Upon termination of service due to death, disability or retirement from the Bank, a participant may elect to receive the vested interest of their account in the form of an annuity, a single sum cash payment, or a combination of the above. Active participants may also take distributions from the Plan for reasons of financial hardship or upon attainment of the age of 59 1/2. In-service withdrawals are subject to certain limitations.

     Forfeitures: At June 30, 2007 and 2006 forfeited nonvested accounts totaled $12,230 and $2,242, respectively. These amounts will be used to either reduce employer-matching contributions or allocated to all eligible employees. For the year ended June 30, 2007, employer contributions were reduced by $2,262 from forfeited nonvested accounts.

     Investment Options: Participants must direct both employee and employer contributions to be invested amongst various investment options as made available and determined by the plan administrator which are more fully described in the plan literature. Participants may change their investment options any time throughout the year via direct phone or Internet access to Pentegra Retirement Service.

                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at a rate of the Prime Rate plus 1%, which is commensurate with local prevailing rates. Loan terms may range from one to five years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through payroll deductions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Accounting records: The accounting records of the Plan are maintained, with respect to Plan administration by Pentegra Retirement Service and with respect to investment transactions by the Bank of New York.

     Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

     Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP") in 2007. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of June 30, 2007 or 2006. The net appreciation (depreciation) reported in the Plan's statement of changes in net assets available for benefits has not been impacted by the adoption of the FSP either, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

     Management has determined that the estimated fair value of the Plan's indirect investments in fully benefit-responsive contracts as of June 30, 2007 and 2006 approximates contract value, and any difference between fair value and contract value is immaterial. As a result, the adoption of the FSP would have no material impact on the statements of net assets available for benefit as of June 30, 2007 and 2006. Accordingly, management determined that no adjustment will be made as a result of adoption of the FSP.

     Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in publicly-traded securities (Kaiser Federal Bancorp common stock) are carried at published market values. The fair values of the Plan's interests in common collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers. The fair values of the Plan's interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. Participant loans are reported at their outstanding balances, which approximates fair value.

                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits: Benefits are recorded when paid.

     Excess Contributions: Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

     Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

     Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.   INVESTMENTS
     -----------

     The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets.

                                                                                 June 30
                                                             -------------------------------------------------
                                                                      2007                      2006
                                                             ------------------------  -----------------------

      K-Fed Corporation Stock                                     $    1,284,352            $      934,228
      State Street Global Advisors Common Collective Trust
      Funds:
         SSgA - Stable Value                                             350,165                   403,729
         SSgA - Moderate Strategic Balanced                              292,673                   237,210
         SSgA - S & P 500                                                239,467                   188,170
         SSgA - Midcap Fund                                              460,262                   515,291
         SSgA - Money Market                                             300,904                   234,437


                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                           Year Ended June 30,
                                                                 2007
                                                        ------------------------

      K-Fed Corporation Stock                               $       22,816
      State Street Global Advisors Common
          Collective Trust Funds                                   345,893
                                                        ------------------------
                                                            $      368,709
                                                        ========================


     In addition, the Plan earned dividend and interest income of $50,062 for the year ended June 30, 2007.

4.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

     Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of Kaiser Federal Bancorp. The number of shares of Bank common stock held by the Plan at June 30, 2007 and 2006 was 81,858 shares and 64,474 shares, respectively. The fair value of these shares at June 30, 2007 and 2006 was $1,284,352 and $934,228 respectively. An annual cash dividend of 0.39 and 0.28 dollars per share of common stock outstanding was paid during the year ended June 30, 2007 and 2006, respectively. These transactions also qualify as party-in-interest transactions.

     The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $91,564 and $84,873 at June 30, 2007 and 2006, respectively.

     Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Bank.

5.   PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   TAX STATUS
     ----------

     The Plan is a standard prototype plan provided by Pentegra Retirement Service. Pentegra Retirement Service, the Plan's service provider, has applied for, but not yet received, a determination letter. Although the prototype plan has not yet received a favorable deterimination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             SUPPLEMENTAL SCHEDULE


                               KAISER FEDERAL BANK
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
              SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                  JUNE 30, 2007
                  SPONSOR FEDERAL I.D. #95-1867697 (PLAN 002)
-------------------------------------------------------------------------------------------------------------------

                                                             (c)                              (d)
(a)                   (b)                 Description of Investment, Including Maturity
         Identity of Issuer, Borrower,     Date, Rate of Interest, Collateral, Par, or                         (e)
            Lessor, or Similar Party                      Maturity Value                      Cost        Current Value
------------------------------------------------------------------------------------------------------------------------

                                          Common Stock
                                          ------------
*       K-Fed Bancorp Stock                   Company Stock                                    **       $     1,284,352

                                          Common Collective Trust Funds
                                          -----------------------------
        State Street Global Advisors          Stable Value                                     **               350,165
        State Street Global Advisors          Moderate Strategic Balanced                      **               292,673
        State Street Global Advisors          Conservative Strategic Balanced                  **               147,063
        State Street Global Advisors          Aggressive Strategic Balanced                    **               153,101
        State Street Global Advisors          Russell 2000                                     **               169,299
        State Street Global Advisors          S & P 500                                        **               239,467
        State Street Global Advisors          S & P 500 Growth Fund                            **               134,607
        State Street Global Advisors          S & P 500 Value Fund                             **               171,137
        State Street Global Advisors          Midcap Fund                                      **               460,262
        State Street Global Advisors          Nasdaq 100 Fund                                  **               159,869
        State Street Global Advisors          REIT Index                                       **                11,493
        State Street Global Advisors          International Fund                               **               137,646
        State Street Global Advisors          Money Market                                     **               300,904
        State Street Global Advisors          Long Term Treasury Fund                          **                79,524
        State Street Global Advisors          Short Term Investment Fund                       **                43,078

*                                         Participant Loans
                                          -----------------
        Participants                          Loans: Interest rates of 5.00% to                **
                                              9.25%, maturing through October 2019 $                             91,564
                                                                                                        ----------------

                                                                                                        $     4,226,204
                                                                                                        ================


*  Represents a party-in-interest

** Assets are participant-directed investments; therefore, cost information is not required.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       KAISER FEDERAL BANK
                                       EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                       AND TRUST



Date: April 11, 2008                   By: //s Kay M. Hoveland
                                            ------------------------------
                                                Name:    Kay M. Hoveland
                                                Title:   Plan Administrator